BY COURIER



03 MAR 31 AM 7:21

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA


03050404

March 27th , 2003

Rule 12g3-2(b) - File No. 82-4793

SUPPL

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed“ with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

Dunja Dittmar
Kamps AG

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Enclosure

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Telefon (0211) 530634-0
Telefax (0211) 530634-34
E-Mail info@kamps.de
Internet www.kamps.de


Kamps AG

Kamps AG – Press Release

Düsseldorf, March 27, 2003 The Management Board of Kamps AG, which has been a member of the Barilla Group since July 2002, has now given a first indication of the 2002 financial figures. Despite the weak situation in the food retail business and the poor consumer climate, the Düsseldorf-based bakery Group managed to slightly increase net sales for 2002 to EUR 1.73 billion (2001: EUR 1.71 billion).

EBITDA decreased to EUR 139.2 million (2001: EUR 187.2 million). At EUR 22.2 million, EBIT in 2002 was also well down on the 2001 figure of EUR 86.7 million. This is basically the result of systematic balance-sheet cleaning, which was commenced in the 3rd quarter and completed in the 4th quarter (as already communicated to the market). As most of these cleaning measures basically reflected non-cash costs (goodwill impairments and other asset write-downs), there was no significant rise in net liabilities (approx. EUR 793 million in 2002 as against EUR 761 million in 2001). The cleaning measures impacted on the Group results, leading to a net loss after tax for the year of EUR 126.8 million (2001: net income of EUR 5.5 million), which in turn reduced consolidated shareholders' equity to EUR -34.8 million.

However, even after the cleaning measures, the financial statutory statements of Kamps AG show sound shareholders' equity of EUR 727.4 million. Furthermore, the Board has announced that the Group's financing requirements have been secured by the prolongation of existing bank loans and the negotiation of new loans some with a longer maturity.

By cleaning up the balance sheet, the new Management Board of Kamps AG has demonstrated its determination to initiate the successful consolidation of the company. The annual press conference will be held in Düsseldorf on April 16, 2003.

Contact:
Kamps AG

Investor Relations: Thomas Sterz	0049-211-530 634 230
Public Relations: Volker Berg	0049-211-530 634 66
Fax	0049-211-530 634 67
Internet	www.kamps.de
e-mail	info@kamps.de